SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MannKind Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

56400P201
(CUSIP Number)

February 3, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56400P201		13G	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,698,763
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,698,763
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,698,763
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 56400P201		13G	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,698,763
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,698,763
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,698,763
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 56400P201		13G	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEVIN C. TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,698,763
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,698,763
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,698,763
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

MannKind Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

28903 North Avenue Paine, Valencia, CA 91355

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.  Tang Capital Partners, Tang Capital Management and Kevin C. Tang shall hereinafter be referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 510, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e).	CUSIP Number: 56400P201

Item 3.	Not applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

Tang Capital Partners.  Tang Capital Partners is the beneficial owner of 8,698,763 shares of Common Stock, which is comprised of 1,649,618 shares of the Issuer’s Common Stock, $34,525,000 principal amount of the Issuer’s 3.75% Senior Convertible Notes due 2013 (the “Notes”), and a warrant to purchase 7,500,000 shares of the Issuer’s Common Stock (the “Warrant”).

The Notes are convertible into the Issuer’s Common Stock at a conversion rate of 44.5002 shares of Common Stock per $1,000 principal amount.  Therefore, Tang Capital Partners beneficially owns 1,536,369 shares of the Issuer’s Common Stock issuable upon conversion of the Notes held by Tang Capital Partners.

The Warrant has an exercise price of $2.40 per share of Common Stock, subject to adjustments as provided for in the Warrant.  The Warrant can be exercised by Tang Capital Partners at any time until February 8, 2016.  The Warrant can only be exercised to the extent that, after such exercise, Tang Capital Partners would beneficially own no more than 4.99% of the Issuer’s Common Stock (the “Conversion Limitation”).  Upon delivering written notice to the Issuer, Tang Capital Partners may increase or decrease the Conversion Limitation to any other percentage not in excess of 9.99%; provided, that any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

As a result of the Conversion Limitation, the Warrant is only exercisable by the Reporting Persons as of the date of this filing for 5,512,776 shares of the Issuer’s Common Stock.

Tang Capital Partners shares voting and dispositive power over such shares of Common Stock, the Notes and the Warrant with Tang Capital Management and Kevin C. Tang.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the shares of Common Stock beneficially owned by Tang Capital Partners.

Kevin C. Tang.  Kevin C. Tang, as the manager of Tang Capital Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Tang Capital Partners

Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein are based upon 174,323,924 shares of the Issuer’s Common Stock outstanding (162,587,279 shares outstanding per the Form 424B5 (file number 333-166404) as filed with the Securities and Exchange Commission on February 6, 2012, plus the 4,687,500 shares of Common Stock sold pursuant to an over-allotment option of the Issuer’s underwriter, plus the 7,049,145 shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrant owned by Tang Capital Partners).

As of February 3, 2012, the Reporting Persons may have been deemed to beneficially own 8.6% of the Issuer’s Common Stock based on 164,123,648 shares of the Issuer’s Common Stock outstanding as of February 3, 2012 (162,587,279 shares outstanding per the Form 424B5 (file number 333-166404) as filed with the Securities and Exchange Commission on February 6, 2012, plus the 1,536,369 shares of Common Stock issuable upon conversion of the Notes owned by Tang Capital Partners) and 14,069,257 shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners as of February 3, 2012 (12,532,888 shares of Common Stock held by Tang Capital Partners and the 1,536,369 shares of Common Stock issuable upon conversion of the Notes owned by Tang Capital Partners).

(b)	Percent of Class:

	Tang Capital Partners	4.99%
	Tang Capital Management	4.99%
	Kevin C. Tang	4.99%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin C. Tang	0 shares

(ii)	shared power to vote or to direct the vote:

	Tang Capital Partners	8,698,763 shares
	Tang Capital Management	8,698,763 shares
	Kevin C. Tang	8,698,763 shares

(iii)	sole power to dispose or to direct the disposition of:

	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin C. Tang	0 shares

(iv)	shared power to dispose or to direct the disposition of:

	Tang Capital Partners	8,698,763 shares
	Tang Capital Management	8,698,763 shares
	Kevin C. Tang	8,698,763 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2012

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang